FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 9, 2007

Commission File Number      001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X       Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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INDEX TO EXHIBITS

Item

1.	Press release entitled, “AUO March 2007 Consolidated Revenues Totaled NT$29.6 Billion”, dated April 9, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 9, 2007	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. March 2007 Consolidated Revenues Totaled NT$29.6 Billion

Issued by: AU Optronics Corp.
Issued on: April 9, 2007

Hsinchu, Taiwan, April 9, 2007 -

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated March 2007 monthly revenues of NT$29,572 million and unconsolidated net sales totaled NT$29, 566 million, increasing 30.3% and 30.4% sequentially. On a year-over-year comparison, both consolidated and unconsolidated March 2007 revenues increased by 31.7%.

1Q2007 unaudited consolidated and unconsolidated revenues totaled NT$80,720 million and NT$80,694 million respectively, both representing 21.8% Y-o-Y growth.

Shipments of large-sized panels(a) used in desktop monitor, notebook PC, LCD TV and other applications for March recorded as 5.89 million units, a 29.6% increase from February 2007. Shipments of small-and-medium-sized panels hit a historical high since October 2006 to total 9.20 million, presenting a significant 52.8% M-o-M growth.

Preliminary shipments of large-sized panels for the first quarter was 15.94 million, rose 70.0% from 1Q2006, while shipments for small- and medium-sized panels also increased to total 22.13 million, a 39.9 % Y-o-Y growth.

 (a) Large-size refers to panels that are 10 inches and above in diagonal measurement while small- and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)	Unconsolidated
March 2007	29,572	29,566
February 2007	22,690	22,674
M-o-M Growth	30.3%	30.4%
March 2006	22,455	22,447
Y-o-Y Growth	31.7%	31.7%
Jan to Mar 2007	80,720	80,694

Jan to Mar 2006	66,252	66,241
Y-o-Y Growth	21.8%	21.8%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, AU Optronics (Shanghai) Corporation and Tech - Well (Shanghai) Display Co.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.8%* of global market share with revenues of NT$293.1billion (US$9.0bn)* in 2006. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006. The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5”-46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 2006 WW Large-Area TFT-LCD Shipment Report dated March 1, 2007. (AUO market share = pre-merger AUO market share + QDI market share) This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2006 year end revenue converted by an exchange rate of NTD32.59:USD1.

FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730
Email:yawenhsiao@auo.com